UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

KU6 MEDIA CO., LTD.

 (Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Ordinary Share,

and American Depositary Shares, Each Representing 100 Ordinary Shares

(Title of Class of Securities)

48274B103

(CUSIP Number)

Xudong Xu Building 5, No. 628, Hongqiao Road Shanghai 200051, P. R. China Telephone: (86-21) 6447 5599

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 48274B103	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Xudong Xu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

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This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D relating to the ordinary shares, par value $0.00005 per share (“Shares”), of Ku6 Media Co., Ltd. (the “Company” or the “Issuer”), including Shares represented by American Depositary Shares of the Company, each representing 100 Shares (“ADSs”), filed by Mr. Xu with the United States Securities and Exchange Commission (the “SEC”) on April 9, 2014 (the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

On May 11, 2015, Mr. Xu entered into a Share Purchase Agreement (the “2015 Share Purchase Agreement”) with Shanda Media Group Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Shanda”), pursuant to which Mr. Xu agreed to sell, and Shanda agreed to purchase, a total number of 1,938,360,784 Shares, in exchange for the cancellation and discharge of the Promissory Note (the “Transaction”). Immediately after the execution of the 2015 Share Purchase Agreement and on the same day, Mr. Xu and Shanda completed the Transaction (the “Closing of the Transaction”). After the Closing of the Transaction, Mr. Xu no longer beneficially owns any Share.

In connection with the Closing of the Transaction and the cancellation of the Promissory Note, Shanda released and discharged the security interest over the Sale Shares pursuant to the Share Charge. The parties also entered into a release agreement (the “Release Agreement”), pursuant to which each party ceases to be liable to the other party under or in relation to the Share Purchase Agreement, except for the confidentiality obligations. In addition, under the Release Agreement, each party agrees to release and forever discharge all actions, causes of action, suits, losses, liabilities, damages, rights, obligations and claims of every kind and nature, whether now known or unknown, foreseen or unforeseen, arising out of or connected with the Share Purchase Agreement.

The 2015 Share Purchase Agreement, the Note Cancellation Agreement, the Deed of Release and Termination and the Release Agreement are attached hereto as Exhibit D, E, F and G, respectively, and are incorporated herein by reference in their entirety.

Item 4.   Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 3 is hereby incorporated by reference in in its entirety in this Item 4.

In connection with the Closing of the Transaction, (i) Mr. Xu and Mr. Li Jiangtao resigned from the board of directors of the Company and each committee of the board of directors of the Company, (ii) Mr. Xu resigned from the positions of Chief Executive Officer and acting Chief Financial Officer of the Company, and (iii) Mr. Feng Gao, the new Chief Executive Officer of the Company and Mr. Jason Ma, the new acting Chief Financial Officer, have been appointed as directors of the Company with Mr. Feng Gao also been appointed as the chairman of the board and chairman of the compensation and leadership development committee and the corporate development and finance committee of the board of directors of the Company.

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Except as set forth in this Amendment or in the transaction documents described herein, Mr. Xu has no present plan or proposal that relates to or would result in:

(a)                The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)               An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)                A sale or transfer of a material amount of assets of the Issuer;

(d)               Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                Any material change in the present capitalization or dividend policy of the Issuer;

(f)                Any other material change in the Issuer’s business or corporate structure;

(g)                Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)               A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                 A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)                 Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The information contained on the cover page of this Amendment and the information set forth in Items 3, 4 and 6 are hereby incorporated by reference in their entirety in this Item 5.

(a)–(b)	After the Closing of the Transaction, Mr. Xu no longer beneficially owns any Share (including any Share represented by any ADS).
(c )	Except as disclosed in this Amendment, Mr. Xu has not effected any transactions in any ADS or any Share during the past sixty (60) days.
(d)-(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Items 3, 4 and 5 are hereby incorporated by reference in their entirety in this Item 6.

The descriptions of the 2015 Share Purchase Agreement, the Note Cancellation Agreement, the Deed of Release and Termination and the Release Agreement set forth above in this Amendment do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of the 2015 Share Purchase Agreement, the Note Cancellation Agreement, the Deed of Release and Termination and the Release Agreement, which have been attached hereto as Exhibit D through G, respectively, and are incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Xu and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented in its entirety as follows:

Exhibit D	Share Purchase Agreement, dated as of May 11, 2015, by and between Xudong Xu and Shanda Media Group Limited (together with the form of Note Cancellation Agreement, the form of Deed of Release and Termination and the form of Release Agreement)*
Exhibit E	Note Cancellation Agreement, dated as of May 11, 2015, by and between Xudong Xu and Shanda Media Group Limited*
Exhibit F	Deed of Release and Termination, dated as of May 11, 2015, by and between Xudong Xu and Shanda Media Group Limited*
Exhibit G	Release Agreement, dated as of May 11, 2015, by and between Xudong Xu and Shanda Media Group Limited*

* Previously filed together with the Schedule 13D/A by Shanda Interactive Entertainment Limited with the SEC on May 11, 2015.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XUDONG XU
May 11, 2015	By:	/s/ Xudong Xu

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